May 19, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Re:	Blackstone / GSO Long-Short Credit Income Fund
Registration Statement on Form N-2, File Nos. 333-237267 and 811-22488

Ladies and Gentlemen:

On behalf of Blackstone / GSO Long-Short Credit Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 13, 2020, relating to Pre-Effective Amendment No. 1 to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on May 11, 2020, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

GENERAL

1. Please confirm supplementally that the Registration Statement will be supplemented if there is a downgrade in the MRPS rating.

In response to the Staff’s comment, the Fund confirms that it will supplement the Registration Statement if there is a downgrade in the MRPS rating and the Fund is engaged in an active offering at such time.

PROSPECTUS

Summary of Fund Expenses

2. The Staff notes that the “Interest Payments on Borrowed Funds” in the fee table has declined compared to the information provided in the “Financial Highlights” section for the fiscal year ended December 31, 2019. Please confirm supplementally that the Fund has considered any declines in net assets, given the current operating environment, when updating the fee table.

In the updated fee table, the Fund adjusted for recent reductions in interest rates, which are not expected to increase materially in the near term, but did not adjust for recent changes in net assets. The Fund confirms, however, that if net assets as of March 31, 2020 or April 30, 2020 had been factored into the assumptions in the fee table, total expenses would either have been the same or lower than 3.56%, the number included in the updated fee table. Accordingly, the Fund believes that the updated fee table does not need to be revised to reflect recent changes in the Fund’s net assets.

Please call Christopher Healey (914-907-3235) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda